PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
1285 Avenue of the Americas
New York, NY 10019-6064

        July 11, 2005

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Interline Brands, Inc.—
Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of our client, Interline Brands, Inc., a Delaware corporation (the "Company"), we are transmitting for filing with the Securities and Exchange Commission in electronic form the Company's Registration Statement on Form S-1 (the "Registration Statement") in connection with the proposed registration under the Securities Act of 1933, as amended, of 8,050,000 shares of the Company's common stock.

        We have been advised by the Company that funds in the amount of $19,049.19 in respect of the applicable registration fee were transmitted to the Securities and Exchange Commission's U.S. Treasury designated lock box depository account at the Mellon Bank in Pittsburgh, Pennsylvania by wire transfer.

        Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at (212) 373-3563 or John C. Kennedy at (212) 373-3025.

                      Very truly yours,

                      /s/ Carl B. McCarthy

                      Carl B. McCarthy

cc:    Laurence W. Howard, Esq, Interline Brands
        John C. Kennedy, Esq, Paul, Weiss, Rifkind, Wharton & Garrison LLP
        Kris F. Heinzelman, Esq, Cravath, Swaine & Moore LLP